

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of August 31, 2020

The principal balances and results accumulated for the period ending August 2020 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	**Ch$ million**
Cash and deposits in banks	4,234,571
Interbank loans, net	8,193
Loans and accounts receivables from customers, net	33,965,818
Total investments	6,070,322
Financial derivative contracts	10,791,946
Other asset items	3,450,858
Total assets	**58,521,708**

Principal liabilities	**Ch$ million**
Deposits and other demand liabilities	13,987,864
Time deposits and other time liabilities	12,569,777
Financial derivative contracts	10,547,638
Issued debt instruments	8,840,319
Other liabilities items	8,860,988
Total equity	3,715,122
Total liabilities and Equity	**58,521,708**

Equity attributable to:	
Equity holders of the Bank	3,633,471
Non-controlling interest	81,651

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	**Ch$ million**
Net interest income	1,021,363
Net fee and commission income	177,652
Result from financial operations	126,174
Total operating income	**1,325,189**
Provision for loan losses	(400,154)
Support expenses	(513,856)
Other results	(45,078)
Income before tax	**366,101**
Income tax expense	(77,643)
Continued operations result	**288,458**
Discontinued operations result	**-**
Net income for the period	**288,458**

Attributable to:	
Equity holders of the Bank	286,267
Non-controlling interest	2,191

As of August 31, 2020, Banco Santander-Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch$60,000 million (before taxes).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de agosto de 2020

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de agosto de 2020 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	4.234.571
Adeudado por bancos	8.193
Créditos y cuentas por cobrar a clientes	33.965.818
Inversiones totales	6.070.322
Contratos de derivados financieros	10.791.946
Otros rubros del activo	3.450.858
Total Activos	**58.521.708**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.987.864
Depósitos y otras captaciones a plazo	12.569.777
Contratos de derivados financieros	10.547.638
Instrumentos de deuda emitidos	8.840.319
Otros rubros del pasivo	8.860.988
Total patrimonio	3.715.122
Total Pasivos y Patrimonio	**58.521.708**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.633.471
Interés no controlador	81.651

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	1.021.363
Ingreso neto de comisiones	177.652
Resultado de operaciones financieras	126.174
Total ingresos operacionales	**1.325.189**
Provisiones por riesgo de crédito	(400.154)
Gastos de apoyo	(513.856)
Otros resultados	(45.078)
Resultado antes de impuesto	**366.101**
Impuesto a la renta	(77.643)
Resultado de operaciones continuas	**288.458**
Resultado de operaciones discontinuas	**-**
Utilidad consolidada del periodo	**288.458**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	286.267
Interés no controlador	2.191

Al 31 de agosto de 2020, Banco Santander-Chile ha constituido provisiones adicionales con un cargo a resultados en el ítem Provisiones por riesgo de crédito por MM$60.000 (antes de impuestos).

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.

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